June 14, 2006	Writer’s Direct Contact
858.720.5141
SStanton@mofo.com

United States Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, DC 20549-3628

Attention: Daniel F. Duchovny, Esq.

Re:	Kintera, Inc. Schedule TO-I filed May 31, 2006; SEC File No. 005-79595

Ladies and Gentlemen:

We are writing on behalf of our client, Kintera, Inc., a Delaware corporation (the “Company”), in response to the letter of comments from the staff of the Securities and Exchange Commission (the “Staff”) to the Company dated June 14, 2006. Transmitted herewith for filing via EDGAR is Amendment No. 1 to the Company’s Schedule TO-I (File No. 005-79595) (the “Amendment”).

The paragraphs below numbered 1 to 10 restate the numbered paragraphs in the Staff’s letter to the Company dated June 14, 2006. The discussion set out below each such paragraph is the Company’s response to the Staff’s comments.

Schedule TO-I

1.	Please provide the information required by Items 1005(e) and 1006(c) of Regulation M-A.

The Company has revised the disclosure in accordance with the Staff’s comment.

Offer to Purchase

Number of Options; Expiration Date, page 6

2.	Revise your definition of “business day” to be consistent with Rule 13e-4(a)(3).

The Company has revised the disclosure in accordance with the Staff’s comment.

Purpose of this Offer, page 7

3.	While you may recommend that security holders consult their tax advisors with respect to their particular tax consequences you may not “urge” them to do so. Please revise the last paragraph in this section.

The Company has revised the disclosure in accordance with the Staff’s comment.

United States Securities and Exchange Commission

June 14, 2006

Page Two

Withdrawal Rights, page 9

4.	You have indicated that security holders may withdraw their tendered securities at any time prior to the expiration date, including any extensions. Revise to disclose that securities not yet accepted for exchange after the expiration of forty business days from the commencement of the offer may be withdrawn. See Rule 13e-4(f)(2)(ii).

The Company has revised the disclosure in accordance with the Staff’s comment.

Information About Kintera, page 12

5.	We note you have incorporated by reference some of the financial information required by Item 1010(a) of Regulation M-A and have provided some summary information as required by Item 1010(c). Please disclose the information required by Item 1010(a)(2) or Regulation M-A or incorporate it by reference from your most recent 10-Q filing. Also, ensure that you provide all of the information required by Item 1010(c)(1) and provide the disclosure required by Item 1010(c)(2)-(6) of Regulation M-A.

The Company has revised the disclosure in accordance with the Staff’s comment.

Interests of Directors and Executive Officers, page 16

6.	Please revise the first table in this section to provide the percentage of the subject securities owned by each person listed. Refer to Item 1008(a) of Regulation M-A.

The Company has revised the disclosure in accordance with the Staff’s comment.

Legal Matters; Regulatory Approvals, page 17

7.	Refer to the second paragraph in this section. Please tell us what laws or regulations are intended to be covered by your disclosure.

The Company has revised the disclosure in accordance with the Staff’s comment.

Additional Information, page 19

8.	Revise your disclosure to reflect the new address of the SEC at Station Place, 100 F Street, N.E., Washington, DC 20549.

The Company has revised the disclosure in accordance with the Staff’s comment.

Conditions of the Offer

9.	A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With this in mind, please revise condition (b)(iii) which conditions the offer on whether the contemplated benefits the bidder may enjoy from the offer are materially impaired. Please revise to specify or generally describe the benefits of the offer to you so that security holders will have the ability to objectively determine whether the condition has been triggered.

The Company has eliminated the portion of condition (b)(iii) in question.

United States Securities and Exchange Commission

June 14, 2006

Page Three

10.	Refer to the last full paragraph of this schedule. This language implies that once an offer condition is triggered, the bidder must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

The Company respectfully confirms its understanding that the Company would be required to extend the offer in the event it waived a material condition, regardless of whether or not the condition was officially waived or deemed waived.

Further comments or requests for information should be directed to the undersigned. You can reach me at (858) 720-5141.

Very truly yours,

Morrison & Foerster LLP

By:	/s/ SCOTT M. STANTON
Scott M. Stanton
sstanton@mofo.com